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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 MAIN STREET
(No. and Street)

LEWISTON (City) IDAHO (State) 83501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA RULE 208-743-6583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID STROTTMANN, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

625 D STREET (Address) LEWISTON (City) IDAHO (State) 83501 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 181 SECTION

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/26

OATH OR AFFIRMATION

I, LINDA D. RULE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDI L. TOPPING
NOTARY PUBLIC
STATE OF IDAHO

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Certified Public Account on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

INVESTMENT SERVICES, INC.
Table of Contents

David Strottmann

Certified Public Accountant, P.A.

Phone: (208) 746-1463 Fax: (208) 798-1680

625 D Street • P.O. Box 1909 • Lewiston, Idaho 83501

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Investment Services, Inc.
Lewiston, Idaho 83501

We have audited the accompanying balance sheets of Investment Services, Inc. as of December 31, 2003 and 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Strottmann, CPA, P.A.

February 17, 2004

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
ASSETS	2003	2002
Cash	$ 104,527	$ 112,689
Segregated cash	1,000	1,000
Receivable from clearing broker	11,178	7,232
Commissions receivable	576	1,126
Income taxes receivable	1,172	2,756
Deferred tax asset	700	-
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $22,868 ($26,796 in 2002)	2,349	2,993
Prepaid expenses	1,842	1,865
TOTAL ASSETS	$ 123,344	$ 129,661
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 5,373	$ 5,260
Accrued expenses	20	-
Deferred taxes	-	450
TOTAL LIABILITIES	5,393	5,710
STOCKHOLDER'S EQUITY		
Common Stock, $1.00 par value, 25,000 shares authorized, 11,964 shares issued and outstanding	11,964	11,964
Additional Paid-In Capital	11,386	11,386
Retained Earnings	94,601	100,601
TOTAL STOCKHOLDER'S EQUITY	117,951	123,951
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 123,344	$ 129,661

See accompanying notes to financial statements.

INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002
REVENUES:		
Commissions	$ 267,398	$ 255,513
Interest	940	1,709
Other income	1,247	1,090
Total revenues	269,585	258,312
EXPENSES:		
Officer's salary	31,824	21,000
Other employee compensation	36,810	44,150
Salesmen's commissions	86,885	78,739
Payroll taxes	5,547	5,282
Clearing costs	29,738	26,589
Communications	12,109	14,258
Equipment rent	12,657	12,989
Insurance	3,109	4,520
Business development	980	1,885
Publications	2,707	2,780
Regulatory fees	2,805	2,537
Occupancy	35,748	37,778
Professional fees	5,000	5,400
Office supplies and expenses	9,252	6,438
Maintenance and repairs	1,170	1,961
Other operating expenses	288	850
Depreciation	1,222	1,372
Total operating expenses	277,851	268,528
LOSS BEFORE INCOME TAXES	(8,266)	(10,216)
INCOME TAX BENEFIT		
Current	1,116	1,798
Deferred	1,150	-
Total income tax benefit	2,266	1,798
NET LOSS	$ (6,000)	$ (8,418)

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31,	
	2003	2002
COMMON STOCK	$ 11,964	$ 11,964
ADDITIONAL PAID-IN CAPITAL	11,386	11,386
RETAINED EARNINGS, beginning of year	100,601	109,019
Net Loss	(6,000)	(8,418)
RETAINED EARNINGS, end of year	94,601	100,601
TOTAL STOCKHOLDER'S EQUITY	$ 117,951	$ 123,951

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (6,000)	$ (8,418)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	1,222	1,372
Deferred taxes	(1,150)	-
(Increase) decrease in operating assets:		
Receivables	(3,396)	9,109
Income tax receivables	1,584	(643)
Prepaid expense	23	(238)
Increase (decrease) in operating liabilities:		
Accounts payable	113	(598)
Income taxes payable	20	(20)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(7,584)	564
CASH FLOWS FROM INVESTING ACTIVITIES:		
Furniture, fixtures, and equipment purchased	(578)	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	(578)	-
NET CHANGE IN CASH	(8,162)	564
CASH AT BEGINNING OF YEAR	113,689	113,125
CASH AT END OF YEAR	$ 105,527	$ 113,689

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Investment Services, Inc. was incorporated on January 1, 1960, under the laws of the State of Idaho. The Corporation acts primarily as a broker and/or dealer in the securities market. The Company maintains its corporate and business offices in Lewiston, Idaho.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Security transactions are recorded as final on the settlement date and, accordingly, the related commission revenue and expenses are recognized at that time. Generally accepted accounting principles require recognition of these security transactions at the trade-date; however, the differences arising due to the timing of the recognition of security transactions are not material to these financial statements.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affected the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2003 and 2002, Investment Services, Inc. was exempt from Rule 15c3-3 of the Securities and Exchange Commission due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $111,869 which was $61,869 in excess of its required net capital of $50,000. The Company's net capital ratio was .05 to 1. At December 31, 2002, the Company had net capital of $118,130 which was $68,130 in excess of its required net capital of $50,000 and the net capital ratio was .04 to 1.

5. RELATED PARTY RENTAL TRANSACTIONS

The Company rents its office space, an automobile, and certain office equipment from Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. Such rents aggregated $33,550 and $40,769 for the years 2003 and 2002 respectively. The detail of related party transactions is as follows:

a. The Corporation rents its office space from the stockholder on a month-to-month arrangement at $2,400 per month or $28,800 annually plus the payment of real property tax assessments. Rent of $2,400 was not paid and forgiven in 2003.

b. The Corporation has rented an automobile for 2003 and 2002 from the stockholder for $7,800 annually. Such arrangement is ongoing at the outset of 2004. Rent of $650 was not paid and forgiven in 2003.

c. The Corporation has rented certain office equipment from the stockholder. The rent paid for this equipment amounted to $4,487 and $4,169 for 2003 and 2002 respectively. This equipment is being rented for $407.88 per month and is ongoing at the outset of 2004. Rent of $407.88 was not paid and forgiven in 2003.

6. INCOME TAXES

The provisions for income tax benefits (expense) were as follows at December 31, 2003 and 2002:

	2003	2002
Current		
Federal	$ 1,136	$ 1,456
State	(20)	342
Total current benefit	1,116	1,798
Deferred		
Federal	175	-
State	975	-
Total deferred benefit	1,150	-
Total provision for income tax benefit	$ 2,266	$ 1,798

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's furniture, fixtures and equipment and state income tax loss carryforwards.

Investment Services, Inc. has state net operating loss carryforwards of $12,811 which expire in 2022 and 2023.

7. PROFIT SHARING PLAN

The Company has a qualified noncontributory profit sharing plan covering substantially all employees. The annual employer contribution to the plan is at the discretion of the Board of Directors. No contributions were authorized for the years ended December 31, 2003 and 2002.

8. FINANCIAL INFORMATION

Part II of the Securities and Exchange Commission's Annual Focus Report on Form X-17a-5 as of December 31, 2003, is available for examination at the office of Investment Services, Inc., or the Commissioner's regional office in Seattle, Washington.

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 **December 31, 2003**

AGGREGATE INDEBTEDNESS:	
Accounts Payable:	
Brokers & dealers	$ -
Customers	-
Other	5,373
Profit sharing payable	-
Income taxes payable	20
Deduct amount required & on deposit in special reserve bank account for the exclusive benefit of customers	- *
TOTAL AGGREGATE INDEBTEDNESS	$ 5,393
MINIMUM NET CAPITAL REQUIRED	$ 50,000
NET CAPITAL:	
Stockholder's equity:	
Common stock	$ 11,964
Additional paid-in-capital	11,386
Retained earnings	94,601
Total stockholder's equity	117,951
Deductions for non-allowable assets:	
Furniture, fixtures & equipment, net of depreciation	(2,349)
Commission receivable - over 30 days	-
Income taxes receivable	(1,172)
Deferred tax asset	(700)
Prepaid expenses	(1,842)
Total deductions for non-allowable assets	(6,063)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	111,888
HAIRCUTS:	
Certificate of Deposit - 30 Day	(19)
NET CAPITAL	111,869
REQUIRED NET CAPITAL	50,000
EXCESS NET CAPITAL	$ 61,869
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.05

* The Company is exempt from Rule 15c3-3 due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2003

No computation required as of December 31, 2003, due to exemption from Rule 15c3-3 under Rule (K) (2) (ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2003

No computation required as of December 31, 2003, due to exemption from Rule 15c3-3 under Rule (K) (2) (ii) whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule IV - Reconciliation of the Computation of Aggregate Indebtedness & Net Capital with that of Respondent as Filed in Part II of Form X-17A-5
December 31, 2003

Aggregate Indebtedness, as reported in Company's Part II (unaudited)		
FOCUS Report (Report filed 01/27/2004)	$	4,532
Exclude deferred income tax liability		(450)
Audit adjustment to record additional accounts payable		1,291
Audit adjustment to record state income tax payable		20
Aggregate Indebtedness as computed in Schedule I	$	5,393
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	112,750
Increase in total assets:		
Audit adjustments to record income taxes receivable		1,172
Audit adjustments to increase prepaid expenses		1,742
Audit adjustments to increase deferred income tax asset		700
Audit adjustments to increase furniture, fixtures & equipment		519
Total increase to total assets		4,133
Increase in liabilities:		
Audit adjustment to increase accounts payable		1,291
Audit adjustment to increase income tax payable		20
		1,311
Decrease in liabilities:		
Audit adjustment to decrease deferred income tax liability		(450)
Haircuts		
Increase in haircut on certificate of deposit		20
Increase in non-allowed assets:		
Increase to income tax receivable		1,172
Audit adjustments to increase prepaid expenses		1,742
Audit adjustments to increase deferred income tax asset		700
Audit adjustments to increase furniture, fixtures & equipment		519
Total increase in non-allowed assets		4,133
Net Capital as computed in Schedule I	$	111,869

David Strottmann

Certified Public Accountant, P.A.

Phone: (208) 746-1463 Fax: (208) 798-1680

625 D Street • P.O. Box 1909 • Lewiston, Idaho 83501

REPORT ON INTERNAL CONTROL

Board of Directors
Investment Services, Inc.
Lewiston, Idaho

In planning and performing our audit of the financial statements and supplementary schedules of Investment Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David L. Trotter, CPA, P.A.

February 17, 2004